EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiary	State or Other Jurisdiction of Incorporation or Incorporation or Organization

Failure Analysis Associates B.V.	Netherlands

Failure Analysis Associates, Spolka z o.o.	Poland

Exponent Realty LLC	Delaware

Exponent International Ltd.	United Kingdom

Exponent Science and Technology Consulting (Hangzhou) Co., Ltd.	China